Exhibit 99 .1

Table of contents

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

Table of contents	Exhibit 99 .1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended September 30, 2019			Three months ended September 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,728	–	1,728	1,708	–	1,708
Cost of sales		(1,430)	(5)	(1,435)	(1,426)	(46)	(1,472)
Gross profit		298	(5)	293	282	(46)	236
Sales, general and administration expenses		(80)	(28)	(108)	(69)	–	(69)
Intangible amortization		(59)	–	(59)	(59)	–	(59)
Operating profit		159	(33)	126	154	(46)	108
Net finance expense	6	(115)	(112)	(227)	(126)	(20)	(146)
Profit/(loss) before tax		44	(145)	(101)	28	(66)	(38)
Income tax (charge)/credit		(13)	17	4	(11)	10	(1)
Profit/(loss) from continuing operations		31	(128)	(97)	17	(56)	(39)
Profit from discontinued operation, net of tax	14	70	(2)	68	47	(1)	46
Profit/(loss) for the period		101	(130)	(29)	64	(57)	7

(Loss)/profit attributable to:
Equity holders				(29)			7
Non-controlling interests				–			–
(Loss)/profit for the period				(29)			7

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share attributable to equity holders	7			$(0.12)			$0.03

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders	7			$(0.41)			$(0.17)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99 .1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Nine months ended September 30, 2019			Nine months ended September 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	5,079	–	5,079	5,087	–	5,087
Cost of sales		(4,248)	2	(4,246)	(4,280)	(99)	(4,379)
Gross profit		831	2	833	807	(99)	708
Sales, general and administration expenses		(234)	(42)	(276)	(218)	(11)	(229)
Intangible amortization		(176)	–	(176)	(179)	–	(179)
Operating profit		421	(40)	381	410	(110)	300
Net finance expense	6	(355)	(112)	(467)	(351)	(20)	(371)
Profit/(loss) before tax		66	(152)	(86)	59	(130)	(71)
Income tax (charge)/credit		(23)	28	5	(26)	22	(4)
Profit/(loss) from continuing operations		43	(124)	(81)	33	(108)	(75)
Profit from discontinued operation, net of tax	14	144	(10)	134	134	(9)	125
Profit for the period		187	(134)	53	167	(117)	50

Profit attributable to:
Equity holders				53			50
Non-controlling interests				–			–
Profit for the period				53			50

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.22			$0.21

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders	7			$(0.34)			$(0.32)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m
(Loss)/profit for the period		(29)	7	53	50

Other comprehensive (expense)/income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		48	20	62	56
		48	20	62	56
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		24	14	66	41
-Movement out of reserve to income statement		(17)	(3)	(29)	(57)
-Movement in deferred tax		2	–	1	1
		9	11	38	(15)
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		–	(4)	(11)	11
-Movement out of reserve		(12)	(2)	(12)	(2)
		(12)	(6)	(23)	9
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	(88)	21	(171)	115
-Deferred tax movement on employee benefit obligations		25	(5)	46	(25)
		(63)	16	(125)	90

Total other comprehensive (expense)/income for the period		(18)	41	(48)	140

Total comprehensive (expense)/income for the period		(47)	48	5	190

Attributable to:
Equity holders		(47)	48	5	190
Non-controlling interests		–	–	–	–
Total comprehensive (expense)/income for the period		(47)	48	5	190

Attributable to equity holders:
Continuing operations		(60)	22	(59)	106
Discontinued operation		13	26	64	84
Total comprehensive (expense)/income for the period		(47)	48	5	190

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

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 ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At September 30,	At December 31,
		2019	2018
	Note	$'m	$'m

Non-current assets
Intangible assets	8	2,894	3,601
Property, plant and equipment	8	2,546	3,388
Derivative financial instruments		30	11
Deferred tax assets		235	254
Other non-current assets		66	24
		5,771	7,278
Current assets
Inventories		889	1,284
Trade and other receivables		867	1,053
Contract asset		149	160
Derivative financial instruments		3	9
Cash and cash equivalents		537	530
		2,445	3,036
Assets held for sale	14	2,450	—
TOTAL ASSETS		10,666	10,314
Equity attributable to owners of the parent
Issued capital	9	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		134	45
Retained earnings		(3,572)	(3,355)
		(1,638)	(1,510)
Non-controlling interests		1	1
TOTAL EQUITY		(1,637)	(1,509)
Non-current liabilities
Borrowings	10	7,763	7,729
Lease obligations	10	273	32
Employee benefit obligations		724	957
Derivative financial instruments		13	107
Deferred tax liabilities		377	543
Provisions		29	38
		9,179	9,406
Current liabilities
Borrowings	10	236	114
Lease obligations	10	60	4
Interest payable		72	81
Derivative financial instruments		22	38
Trade and other payables		1,431	1,983
Income tax payable		102	114
Provisions		50	83
		1,973	2,417
Liabilities held for sale	14	1,151	—
TOTAL LIABILITIES		12,303	11,823
TOTAL EQUITY and LIABILITIES		10,666	10,314

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings (i)	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2019	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the period	–	–	–	–	–	–	53	53	–	53
Other comprehensive income/(expense)	–	–	–	62	38	(23)	(125)	(48)	–	(48)
Hedging losses transferred to cost of inventory	–	–	–	–	12	–	–	12	–	12
Dividends paid (Note 13)	–	–	–	–	–	–	(99)	(99)	–	(99)
At September 30, 2019	23	1,292	485	148	(22)	8	(3,572)	(1,638)	1	(1,637)

At January 1, 2018	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Profit for the period	–	–	–	–	–	–	50	50	–	50
Other comprehensive income/(expense)	–	–	–	56	(15)	9	90	140	–	140
Hedging gains transferred to cost of inventory	–	–	–	–	(9)	–	–	(9)	–	(9)
Share issuance	–	2	–	–	–	–	–	2	–	2
Dividends paid (Note 13)	–	–	–	–	–	–	(99)	(99)	–	(99)
At September 30, 2018	23	1,292	485	67	(72)	27	(3,098)	(1,276)	1	(1,275)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   Retained earnings at January 1, 2019 have been re-presented by $46 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 3 for further details in respect of the impact of this recently adopted accounting standard.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	12	386	306	717	549
Interest paid (i)		(120)	(74)	(328)	(280)
Income tax paid (i)		(5)	(14)	(38)	(61)
Net cash from operating activities - continuing operations		261	218	351	208
Net cash from operating activities - discontinued operation		139	75	159	163
Net cash from operating activities		400	293	510	371

Cash flows from investing activities
Purchase of property, plant and equipment		(123)	(91)	(397)	(357)
Purchase of software and other intangibles		(2)	(4)	(8)	(10)
Proceeds from disposal of property, plant and equipment		1	1	1	5
Investing cash flows used in continuing operations		(124)	(94)	(404)	(362)
Investing cash flows used in discontinued operation		(28)	(21)	(96)	(70)
Net cash used in investing activities		(152)	(115)	(500)	(432)

Cash flows from financing activities
Repayment of borrowings	10	(1,652)	(440)	(1,652)	(441)
Proceeds from borrowings	10	1,706	295	1,923	295
Dividends paid	13	(33)	(33)	(99)	(99)
Consideration received/(paid) on extinguishment of derivative financial instruments	10	23	(44)	9	(44)
Deferred debt issue costs paid		(12)	–	(12)	(5)
Lease payments		(19)	(1)	(55)	(3)
Early redemption premium paid		(90)	(7)	(90)	(7)
Financing cash flows from continuing operations		(77)	(230)	24	(304)
Financing cash flows from discontinued operation		15	–	–	(1)
Net cash (outflow)/inflow from financing activities		(62)	(230)	24	(305)

Net increase/(decrease) in cash and cash equivalents		186	(52)	34	(366)

Cash and cash equivalents at beginning of period		374	465	530	784
Foreign exchange losses on cash and cash equivalents		(20)	(4)	(24)	(9)
Cash and cash equivalents at end of period (ii)		540	409	540	409

(i) Operating cash flows for discontinued operations for the nine months ended September 30, 2019, include interest and income tax payments of $5 million and $16 million respectively (2018: $1 million and $4 million).

(ii) Included within cash and cash equivalents of $540 million is $537 million of cash relating to continuing operations and $3 million of cash within assets held for sale.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value-added rigid packaging solutions. The Group’s products include metal and glass containers, primarily for food and beverage markets.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three and nine months ended September 30, 2019 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Group S.A. (the “Board”) on October 30, 2019.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2019 and 2018, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2018 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

On July 15, 2019, the Group announced that it had entered into an agreement to combine its Food & Specialty Metal Packaging business (“Food & Specialty”), operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal Corporation (“Exal”), a leading producer of aluminum containers, to form Trivium Packaging B.V. (“Trivium”), a global leader in metal packaging. Trivium will be jointly controlled by Ardagh and Ontario Teachers. As part of the transaction, which is expected to complete on October 31, 2019, Ardagh will receive a stake of approximately 43% in Trivium. The remaining approximately 57% will be held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). On August 2, 2019, the transaction became highly probable when Trivium completed the debt financing which it intends to use to fund the transaction. As a result, Food & Specialty has been reported as a discontinued operation in the nine months ended September 30, 2019. Consequently, the Group’s segments have been updated, see note 4, Segment Analysis, for further details.

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, ‘Determining whether an Arrangement contains a Lease’ (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected future lease payments, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease will be extended or not terminated.

The principal impact on the consolidated interim statement of financial position as at the adoption date of January 1, 2019, was an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings of $349 million, as lease liabilities were recognized based on the new treatment. As a result of the aforementioned impact, deferred tax assets increased by $13 million.

Net cash from operations for the three and nine months ended September 30, 2019, increased by $21 million and $65 million respectively due to certain lease expenses no longer being recognized as operating cash outflows following the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated interim income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated interim income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in Adjusted EBITDA for the three and nine months ended September 30, 2019 of $25 million and $72 million respectively of which $20 million and $62 million respectively are related to such leases recognized as part of the initial adoption of IFRS 16, offset by increases in depreciation and net finance expense.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance lease obligations as of December 31, 2018	36
Total lease liabilities as of January 1, 2019	385

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of September 30, 2019, excluding such lease liabilities reported within liabilities held for sale, is as follows:

$'m
Not later than one year	80
Later than one year and not later than five years	199
Later than five years	169
448

Please refer to Notes 6, 8 and 10 for further information related to the Group’s leasing obligations.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

The Group applied IFRIC 23 on its mandatory adoption date of January 1, 2019. The application of this interpretation does not have a material impact on the consolidated interim financial statements of the Group.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

Following the Group’s announcement to combine Food and Specialty with Exal to form Trivium, the composition of the Group’s operating and reporting segments changed. Food and Specialty has been classified as discontinued. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group. The comparative amounts have been reclassified for the purposes of consistency. The following are the Group’s four operating and reportable segments:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Loss from continuing operations	(97)	(39)	(81)	(75)
Income tax (credit)/charge	(4)	1	(5)	4
Net finance expense	227	146	467	371
Depreciation and amortization	161	148	485	450
Exceptional operating items	33	46	40	110
Adjusted EBITDA from continuing operations	320	302	906	860

Profit from discontinued operation	68	46	134	125
Income tax charge	26	21	55	51
Net finance (income)/expense	(4)	2	2	6
Depreciation and amortization	10	28	71	86
Exceptional operating items	4	1	14	12
Adjusted EBITDA from discontinued operation	104	98	276	280

Adjusted EBITDA	424	400	1,182	1,140

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Segment results for the three months ended September 30, 2019 and 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	412	464	414	438	1,728	649	2,377
Adjusted EBITDA	68	67	108	77	320	104	424
Capital expenditure	20	30	41	33	124	28	152

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	415	440	420	433	1,708	682	2,390
Adjusted EBITDA	75	57	103	67	302	98	400
Capital expenditure	20	16	24	34	94	21	115

Segment results as at and for the nine months ended September 30, 2019 and 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,215	1,359	1,218	1,287	5,079	1,786	6,865
Adjusted EBITDA	209	184	292	221	906	276	1,182
Capital expenditure	72	87	128	117	404	96	500

Segment assets	2,231	1,634	1,983	2,368	8,216	2,450	10,666

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,237	1,310	1,236	1,304	5,087	1,874	6,961
Adjusted EBITDA	217	161	274	208	860	280	1,140
Capital expenditure	82	54	105	121	362	70	432

Segment assets as at December 31, 2018:
Segment assets	2,327	1,585	1,819	2,197	7,928	2,386	10,314

No customer accounted for greater than 10% of total revenue in the nine months ended September 30, 2019 (2018: none).

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets across our reportable segments.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	407	1	4	412
Metal Beverage Packaging Americas	–	379	85	464
Glass Packaging Europe	404	2	8	414
Glass Packaging North America	–	438	–	438
Continuing operations	811	820	97	1,728
Discontinued operation	463	144	42	649
Group	1,274	964	139	2,377

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	413	–	2	415
Metal Beverage Packaging Americas	–	355	85	440
Glass Packaging Europe	410	3	7	420
Glass Packaging North America	–	433	–	433
Continuing operations	823	791	94	1,708
Discontinued operation	489	145	48	682
Group	1,312	936	142	2,390

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,203	4	8	1,215
Metal Beverage Packaging Americas	2	1,075	282	1,359
Glass Packaging Europe	1,180	5	33	1,218
Glass Packaging North America	–	1,287	–	1,287
Continuing operations	2,385	2,371	323	5,079
Discontinued operation	1,322	338	126	1,786
Group	3,707	2,709	449	6,865

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,232	1	4	1,237
Metal Beverage Packaging Americas	–	1,023	287	1,310
Glass Packaging Europe	1,202	9	25	1,236
Glass Packaging North America	–	1,295	9	1,304
Continuing operations	2,434	2,328	325	5,087
Discontinued operation	1,390	348	136	1,874
Group	3,824	2,676	461	6,961

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

5.     Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Restructuring costs	–	11	7	51
Start-up related costs	4	26	8	39
Impairment	1	9	5	9
Past service credit	–	–	(37)	–
Legal matter	–	–	15	–
Exceptional items – cost of sales	5	46	(2)	99
Transaction-related costs	28	–	42	11
Exceptional items – SGA expenses	28	–	42	11
Debt refinancing and settlement costs	105	14	105	14
Loss on termination of derivative financial instruments	7	6	7	6
Exceptional items – finance expense	112	20	112	20
Exceptional items from continuing operations	145	66	152	130
Exceptional items from discontinued operation	4	1	14	12
Total exceptional items	149	67	166	142

Exceptional items of $166 million have been recognized in the nine months ended September 30, 2019, primarily comprising:

•

$20 million related to the Group’s capacity realignment programs, including restructuring costs ($7 million), property, plant and equipment impairment charges ($5 million) and start-up related costs ($8 million). These costs were incurred in Glass Packaging North America ($12 million), Glass Packaging Europe ($4 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•	$15 million related to a legal matter as described in Note 16 of the unaudited consolidated interim financial statements.
•	$42 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation.
•

$112 million debt refinancing and settlement costs related to the notes repaid in August including premium payable on the early redemption of the notes of $90 million, accelerated amortisation of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.

•	$14 million related to exceptional items from discontinued operation.

Exceptional items of $142 million have been recognized in the nine months ended September 30, 2018 primarily comprising:

•

$99 million related to the Group’s capacity realignment programs, including start-up related costs ($39 million), restructuring costs ($51 million) and property, plant and equipment impairment charges ($9 million). These costs were incurred in Glass Packaging North America ($69 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging Europe ($20 million) and Metal Beverage Packaging Americas ($5 million).

•	$11 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transactions.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

•

$14 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro cross currency interest rate swap (“CCIRS”) in July 2018.
•	$12 million exceptional items from discontinued operation.

6.     Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Senior Secured and Senior Notes	98	101	298	320
Other interest expense	12	4	32	12
Interest expense	110	105	330	332
Net pension interest costs	4	5	13	13
Foreign currency translation losses	4	8	8	6
(Gains)/losses on derivative financial instruments	(3)	8	4	–
Finance expense before exceptional items	115	126	355	351
Exceptional finance expense (Note 5)	112	20	112	20
Net finance expense from continuing operations	227	146	467	371
Net finance (income)/expense from discontinued operation	(4)	2	2	6
Net finance expense	223	148	469	377

During the three and nine months ended September 30, 2019, the continuing operations of the Group recognized $4 million and $14 million respectively related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit and share data used in the basic EPS computations:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
(Loss)/profit attributable to equity holders	(29)	7	53	50
Weighted average number of common shares for EPS (millions)	236.36	236.35	236.36	236.35
(Loss)/earnings per share	$(0.12)	$0.03	$0.22	$0.21

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Loss from continuing operations attributable to equity holders	(97)	(39)	(81)	(75)
Weighted average number of common shares for EPS (millions)	236.36	236.35	236.36	236.35
Loss per share from continuing operations	$(0.41)	$(0.17)	$(0.34)	$(0.32)

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

See note 14 for basic and diluted earnings per share from discontinued operation.

8.     Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2019 (as reported)	1,970	1,483	102	46	3,601	3,388
Impact of adoption of IFRS 16 on January 1, 2019 (Note 3)	–	–	–	–	–	290
Net book value at January 1, 2019	1,970	1,483	102	46	3,601	3,678
Additions	–	–	11	10	21	539
Disposals	–	–	–	–	–	(15)
Charge for the period	–	(165)	(21)	(6)	(192)	(364)
Assets classified as held for sale	(320)	(56)	(42)	(35)	(453)	(1,177)
Impairment (Note 5)	–	–	–	–	–	(5)
Transfers	–	–	(9)	9	–	–
Foreign exchange	(46)	(33)	(2)	(2)	(83)	(110)
Net book value at September 30, 2019	1,604	1,229	39	22	2,894	2,546

At September 30, 2019, the following right-of-use assets were included within property, plant and equipment:

	Land and buildings	Plant and machinery	Office equipment and vehicles	Total
Net book value	$'m	$'m	$'m	$'m
At September 30, 2019	155	125	8	288

The net carrying amount of the right-of-use assets related to finance leases at December 31, 2018 was $29 million. Total additions to the right-of-use assets during the nine months ended September 30, 2019 were $113 million. An amount of $71 million has been reclassified to assets held for sale.

The Group recognized a  depreciation charge for continuing operations of $309 million in the nine months ended September 30, 2019, of which $52 million related to right-of-use assets (Land and buildings: $26 million, Plant and machinery: $19 million, Office equipment and vehicles: $7  million).

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date, noting there were none, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at September 30, 2019.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

9.     Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value $0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2018	18.65	217.70	236.35	23
Share issuance	0.01	–	0.01	–
At September 30, 2019	18.66	217.70	236.36	23

There were no material share transactions in the nine months ended September 30, 2019.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

10.   Financial assets and liabilities

At September 30, 2019 the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	817	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	479	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
2.125% Senior Secured Notes	EUR	440	15-Aug-26	Bullet	440	479	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	492	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,711	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	817	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	230	230	588
Lease Obligations	USD/GBP/EUR			Amortizing		333	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		7	1
Total borrowings / undrawn facilities for continuing operations						8,380	589
Deferred debt issue costs and bond premium						(48)	–
Net borrowings / undrawn facilities for continuing operations						8,332	589
Cash and cash equivalents						(537)	537
Derivative financial instruments used to hedge foreign currency and interest rate risk						(21)	–
Net debt / available liquidity for continuing operations						7,774	1,126
Net debt / available liquidity for discontinued operation						92	3
Net debt / available liquidity						7,866	1,129

Net debt includes $80 million of lease obligations, $15 million other borrowings and $3 million relating to restricted cash relating to the discontinued operation.

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

The fair value of the Group’s total borrowings excluding lease obligations at September 30, 2019 is $8,256 million (December 31, 2018: $7,714 million).

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	–
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	100	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing		36	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		15	1
Total borrowings/undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	–
Net borrowings/undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	–
Net debt/available liquidity						7,462	1,170

Financing activity

2019

Lease obligations of $413 million ($333 million relating to continuing operations and $80 million relating to discontinued operation) primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019 as well as $113 million of new leases, partly offset by $68 million of principal repayments in the nine months ended September 30, 2019.

On 12 August 2019, the Group issued $1,793 million through a combination of Senior Secured Notes and Senior Notes. The net proceeds from the issuance of these notes were used to repay the $1,650 million 7.250% Senior Notes due 2024. These notes were repaid on 13 August 2019.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net asset at September 30, 2019 of $21 million (December 31, 2018: $113 million net liability).

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

On February 15, 2019 the Group’s $200 million U.S. dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14  million. The Group entered into new $200 million U.S. dollar to euro CCIRS on March 1, 2019.

On August 12, 2019, the Group terminated a number of CCIRS. The total fair value of these swaps at termination was $17 million and the cash receipt on these swaps was $23 million. The Group entered into a new $500 million U.S. dollar to euro CCIRS on August 12, 2019.

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan Facility and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

11.   Employee benefit obligations

Employee benefit obligations at September 30, 2019 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $88 million and $171 million (2018: gain of $21 million and $115 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2019 respectively. Included in liabilities held for sale are employee benefit obligations of $317 million.

12.   Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Loss from continuing operations	(97)	(39)	(81)	(75)
Income tax (credit)/charge	(4)	1	(5)	4
Net finance expense	227	146	467	371
Depreciation and amortization	161	148	485	450
Exceptional operating items	33	46	40	110
Movement in working capital	78	38	(152)	(221)
Transaction-related, start-up and other exceptional costs paid	(11)	(29)	(28)	(70)
Exceptional restructuring paid	(1)	(5)	(9)	(20)
Cash generated from continuing operations	386	306	717	549

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

13.   Dividends

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend for 2019: $0.14 per share (2018: $0.14 per share)	–	–	(33)	(33)
Interim dividend for 2019: $0.14 per share (2018: $0.14 per share)	–	–	(33)	(33)
Interim dividend for 2019: $0.14 per share (2018: $0.14 per share)	(33)	(33)	(33)	(33)
	(33)	(33)	(99)	(99)

On February 8, 2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2019 to shareholders of record on February 27, 2019.

On April 25, 2019 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2019 to shareholders of record on May 17, 2019.

On  July 24, 2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33m was paid on August 30, 3019 to the shareholders of record on August 16, 2019.

14.    Discontinued operation

On July 15, 2019, the Group announced that it had entered into an agreement to combine Food & Specialty, with the business of Exal to form Trivium, a global leader in metal packaging. On August 2, 2019, the transaction became highly probable when Trivium completed the debt financing which it intends to use to fund the transaction. Consequently, Food & Specialty has been accounted for as a discontinued operation for all periods up to September 30, 2019, the results of which are detailed below.

The agreed transaction closing date is October 31, 2019. Trivium will be jointly controlled by Ardagh and Ontario Teachers. Ardagh will receive a stake of approximately 43% in Trivium and $2,500 million in cash proceeds, subject to customary completion account adjustments. The remaining approximately 57% interest in Trivium will be held by Ontario Teachers. The Ardagh Group expects to recognize a significant gain on the transaction on closing.

Results of discontinued operation

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Revenue	649	682	1,786	1,874
Expenses	(555)	(615)	(1,597)	(1,698)
Profit before tax	94	67	189	176
Income tax charge	(26)	(21)	(55)	(51)
Profit from discontinued operation	68	46	134	125

Total comprehensive income from discontinued operation
Attributable to equity holders	13	26	64	84

Basic and diluted earnings per share from discontinued operation	$0.29	$0.20	$0.56	$0.53

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Assets and liabilities held for sale

Following the agreement to combine Food & Specialty with Exal to form Trivium, the assets and liabilities in the Food & Specialty operations have been classified as held for sale in the consolidated statement of financial position at September 30, 2019.

The sale of Food & Specialty represents the disposal of one disposal group. Assets and liabilities relating to the Food & Specialty operations are classified as held for sale as the carrying amount will be recovered principally through the sale rather than through continuing use, the assets are available for immediate sale in their present condition and the sale is highly probable. On classification as held for sale, an impairment test was performed on the disposal group and no impairment was identified.

The relevant assets and liabilities are detailed in the table below.

At September 30,
2019
$'m

Non-current assets	1,705
Current assets	745
Total Assets Held for Sale	2,450

Non-current liabilities	547
Current liabilities	604
Total Liabilities Held for Sale	1,151

15.   Related party transactions

There have been no transactions in the nine months ended September 30, 2019 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

16.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty business which is being sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to indemnify the buyer of the Food & Specialty business for certain losses in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage, no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. On July 12, 2019, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Arbitration proceedings are ongoing to enforce the indemnity. The results for the three and nine months ended September 30, 2019 include the provision for the court award and related interest of $14 million and the receivable for the tax adjusted indemnity.

On October 8, 2019, Ardagh paid the court award and related interests to the plaintiffs.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal beverage packaging products is largely related to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Beverage Packaging Europe and Metal Beverage Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

18.   Events after the reporting period

On October 30, 2019, the Board declared a cash dividend of $0.14 per common share, payable on November 29, 2019 to the shareholders of record on November 15, 2019.

In relation to the patent litigation of the Group’s U.S. glass business, formerly VNA, on October 8, 2019, Ardagh paid the court award and related interests to the plaintiffs.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2019 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for Metal Beverage Packaging, Glass Packaging and the Metal Packaging Food and Specialty business held as discontinued operation are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet (crushed recycled glass), sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Beverage Packaging and Glass Packaging.

Metal Beverage Packaging

Metal Beverage Packaging generates its revenue from supplying metal packaging to a range of beverage end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability issues. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Metal Beverage Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal beverage containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Beverage Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Beverage Packaging’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our metal beverage packaging business.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Glass Packaging

Glass Packaging generates its revenue principally from selling glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, fruit and vegetable harvests, industry trends in packaging, including marketing decisions, and the impact of environmental regulations, as well as changes in consumer sentiment including a greater awareness of sustainability issues. In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. In response, the Group reduced production capacity in its Glass North America division by over 10%, including the permanent closure of its Milford, Massachusetts, facility in 2018 and its Lincoln, Illinois, facility in 2019.  The Group is pursuing growth opportunities in stronger performing end markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end markets. Investments in advanced inspection equipment and automation have also been undertaken to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Discontinued Operation

On July 15, 2019, the Group announced that it had entered into an agreement to combine Food & Specialty, with the business of Exal to form Trivium, a global leader in metal packaging. On August 2, 2019, the transaction became highly probable when Trivium completed the debt financing which it intends to use to fund the transaction. Consequently, Food & Specialty has been accounted for as a discontinued operation for the three and nine months to September 30, 2019.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Results of operations

Three months ended September 30, 2019 compared with three months ended September 30, 2018:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2019	2018
Revenue	1,728	1,708
Cost of sales	(1,435)	(1,472)
Gross profit	293	236
Sales, general and administration expenses	(108)	(69)
Intangible amortization	(59)	(59)
Operating profit	126	108
Net finance expense	(227)	(146)
Loss before tax	(101)	(38)
Income tax credit/(charge)	4	(1)
Loss from continuing operations	(97)	(39)
Profit from discontinued operation	68	46
(Loss)/profit for the period	(29)	7

Revenue

Revenue in the three months ended September 30, 2019 increased by $20 million, to $1,728 million, compared with $1,708 million in the three months ended September 30, 2018. The increase in revenue primarily reflected favourable volume/mix effects, partly offset by unfavorable foreign currency translation effects of $38 million.

Cost of sales

Cost of sales in the three months ended September 30, 2019 decreased by $37 million, or 3%, to $1,435 million, compared with $1,472 million in the three months ended September 30, 2018. The decrease in cost of sales is principally due to favorable foreign currency translation effects and lower exceptional cost of sales, partly offset by higher input costs. Exceptional cost of sales decreased by $41 million, due mainly to higher restructuring, impairment and start-up related charges in the prior year. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended September 30, 2019 increased by $57 million, or 24%, to $293 million, compared with $236 million in the three months ended September 30, 2018. Gross profit percentage in the three months ended September 30, 2019 increased by 320 basis points to 17.0%, compared with 13.8% in the three months ended September 30, 2018. Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2019 increased by 70 basis points to 17.2% compared with 16.5% in the three months ended September 30, 2018. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended September 30, 2019 increased by $39 million, or 57%, to $108 million, compared with $69 million in the three months ended September 30, 2018. Excluding exceptional items, sales, general and administration expenses increased by $11 million. Exceptional sales, general and administration expenses increased by $28 million, due to higher transaction-related costs.

Intangible amortization

Intangible amortization charges in the three months ended September 30, has remained constant at $59 million compared with the three months ended September 30, 2018.

Operating profit

Operating profit in the three months ended September 30, 2019 increased by $18 million, or 17%, to $126 million, compared with $108 million in three months ended September 30, 2018. The increase in operating profit principally reflected higher gross profit, partly offset by higher sales, general and administration expenses as outlined above.

Net finance expense

Net finance expense for the three months ended September 30, 2019 increased by $81 million, or 55%, to $227 million compared with $146 million for the three months ended September 30, 2018. Net finance expense for the three months ended September 30, 2019 and 2018 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2019	2018
Interest expense	110	105
Net pension interest costs	4	5
Foreign currency translation losses	4	8
(Gains)/losses on derivative financial instruments	(3)	8
Finance expense before exceptional items	115	126
Exceptional finance expense (Note 5)	112	20
Net finance expense from continuing operations	227	146

Interest expense increased by $5 million to $110 million in the three months ended September 30, 2019 compared with $105 million in the three months ended September 30, 2018. The increase primarily relates to higher lease interest expense as a result of the impact on adoption of IFRS 16 ‘Leases’, partly offset by lower interest expense on the Group’s Senior Notes.

Foreign currency translation gains decreased by $4 million, to $4 million, in the three months ending September 30, 2019.

Gains on derivative financial instruments increased by $11 million in the three months ended September 30, 2019 related to the Group’s CCIRS.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Income tax credit/(charge)

Income tax credit in the three months ended September 30, 2019 was $4 million, a movement of $5 million from an income tax charge of $1 million in the three months ended September 30, 2018. The movement of $5 million in the income tax credit is primarily attributable to an increase in exceptional tax credits of $7 million in the three months ended September 30, 2019, partly offset by an increase in the pre-exceptional tax charge of $2 million.

The effective income tax rate on profit before exceptional items for the three months ended September 30, 2019 was 30% compared with a rate of 39% for the three months ended September 30, 2018. The decrease in the effective tax rate is primarily attributable to changes in profitability mix and the phasing of tax incentives in certain territories.

Loss  from continuing operations

As a result of the items described above, the loss for the three months ended September 30, 2019 increased by $58 million to $97 million, compared with a loss of $39 million in the three months ended September 30, 2018.

Profit from discontinued operation

Profit from discontinued operation in the three months ended September 30, 2019 increased by $22 million, or 48% to $68 million, compared with $46 million in the three months ended September 2018. The increase primarily reflects the cessation of depreciation on Non-current Assets held for sale as a result of the accounting treatment required under IFRS 5 – Non-current Assets held for Sale and Discontinued Operations.

Nine months ended September 30, 2019 compared with nine months ended September 30, 2018:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2019	2018
Revenue	5,079	5,087
Cost of sales	(4,246)	(4,379)
Gross profit	833	708
Sales, general and administration expenses	(276)	(229)
Intangible amortization	(176)	(179)
Operating profit	381	300
Net finance expense	(467)	(371)
Loss before tax	(86)	(71)
Income tax credit/(charge)	5	(4)
Loss from continuing operations	(81)	(75)
Profit from discontinued operation	134	125
Profit for the period	53	50

Revenue

Revenue in the nine months ended September 30, 2019 decreased by $8 million, to $5,079 million, compared with $5,087 million in the nine months ended September 30, 2018. The decrease in revenue reflected unfavorable foreign currency translation effects of $148 million, substantially offset by favorable volume/mix effects and the pass through to customers of higher input costs.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cost of sales

Cost of sales in the nine months ended September 30, 2019 decreased by $133 million, or 3%, to $4,246 million, compared with $4,379 million in the nine months ended September 30, 2018. The decrease in cost of sales is principally due to favorable foreign currency translation effects and lower exceptional cost of sales, partly offset by higher input costs. Exceptional cost of sales decreased by $101 million, due mainly to a one-time exceptional pension credit in 2019 and higher restructuring and start-up related charges in the prior year. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the nine months ended September 30, 2019 increased by $125 million, or 18%, to $833 million, compared with $708 million in the nine months ended September 30, 2018. Gross profit percentage in the nine months ended September 30, 2019 increased by 250 basis points to 16.4%, compared with 13.9% in the nine months ended September 30, 2018. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2019 increased by 50 basis points to 16.4% compared with 15.9% in the nine months ended September 30, 2018. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the nine months ended September 30, 2019 increased by $47 million, or 21%, to $276 million, compared with $229 million in the nine months ended September 30, 2018. Excluding exceptional items, sales, general and administration expenses increased by $16 million. Exceptional sales, general and administration expenses increased by $31 million, due mainly to higher transaction-related costs.

Intangible amortization

Intangible amortization charges in the nine months ended September 30, 2019 decreased by $3 million to $176 million from $179 million in the nine months ended September 30, 2018.

Operating profit

Operating profit in the nine months ended September 30, 2019 increased by $81 million, or 27%, to $381 million, compared with $300 million in nine months ended September 30, 2018. The increase in operating profit principally reflected higher gross profit, lower exceptional items, partly offset by higher sales, general and administration expenses as outlined above.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Net finance expense

Net finance expense for the nine months ended September 30, 2019 increased by $96 million, or 26%, to $467 million compared with $371 million for the nine months ended September 30, 2018. Net finance expense for the nine months ended September 30, 2019 and 2018 comprised the following:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2019	2018
Interest expense	330	332
Net pension interest cost	13	13
Foreign currency translation loss	8	6
Loss on derivative financial instruments	4	–
Finance expense before exceptional items	355	351
Exceptional finance expense (Note 5)	112	20
Net finance expense from continuing operations	467	371

Interest expense decreased by $2 million to $330 million in the nine months ended September 30, 2019 compared with $332 million in the nine months ended September 30, 2018. The decrease primarily reflected lower interest expense on the Group’s Senior Notes, partly offset by higher lease interest expense as a result of the impact of adoption of IFRS 16 ‘Leases’.

Foreign currency translation losses in the nine months ended September 30, 2019 increased by $2 million to $8 million, compared with a loss of $6 million in the nine months ended September 30, 2018.

Loss on derivative financial instruments of $4 million in the nine months ended September 30, 2019 related to the Group’s CCIRS.

Income tax credit/(charge)

Income tax credit in the nine months ended September 30, 2019 was $5 million, a movement of $9 million from an income tax charge of $4 million in the nine months ended September 30, 2018. The movement of $9 million in the income tax credit is primarily attributable to an increase in exceptional tax credits of $6 million in the nine months ended September 30, 2019, in addition to a decrease in the pre-exceptional tax charge of $3 million in the nine months ended September 30, 2019.

The effective income tax rate on profit before exceptional items for the nine months ended September 30, 2019 was 35% compared with a rate of 44% for the nine months ended September 30, 2018. The decrease in the effective tax rate is primarily attributable to changes in profitability mix and the phasing of tax incentives in certain territories.

Loss from continuing operations

As a result of the items described above, the loss for the nine months ended September 30, 2019 increased by $6 million to $81 million, compared with a loss of $75 million in the nine months ended September 30, 2018.

Profit from discontinued operation

Profit from discontinued operation in the nine months ended September 30, 2019 increased by $9 million, to $134 million, compared with $125 million in the nine months ended September 2018. The increase primarily reflects the

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

cessation of depreciation on non-current assets held for sale as a result of the accounting treatment required under IFRS 5 – Non-current Assets held for Sale and Discontinued Operations.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in continuing operations in the three months ended September 30, 2019 increased by $18 million, or 6%, to $320 million, compared with $302 million in the three months ended September 30, 2018. Adjusted EBITDA in the discontinued operation in the three months ended September 30, 2019 increased by $6 million, or 6%, to $104 million, compared with $98 million in the three months ended September 30, 2018.

Adjusted EBITDA in continuing operations in the nine months ended September 30, 2019 increased by $46 million, or 5%, to $906 million, compared with $860 million in the nine months ended September 30, 2018. Adjusted EBITDA in the discontinued operation in the nine months ended September 30, 2019 decreased by $4 million, or 1%, to $276 million, compared with $280 million in the nine months ended September 30, 2018.

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales and sales, general and administration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Restructuring costs	–	11	7	51
Start-up related costs	4	26	8	39
Impairment	1	9	5	9
Past service credit	–	–	(37)	–
Legal matter	–	–	15	–
Exceptional items – cost of sales	5	46	(2)	99
Transaction-related costs	28	–	42	11
Exceptional items – SGA expenses	28	–	42	11
Debt refinancing and settlement costs	105	14	105	14
Loss on termination of derivative financial instruments	7	6	7	6
Exceptional items – finance expense	112	20	112	20
Exceptional items from continuing operations	145	66	152	130
Exceptional items from discontinued operation	4	1	14	12
Total exceptional items	149	67	166	142

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Exceptional items of $166 million have been recognized in the nine months ended September 30, 2019, primarily comprising:

•

$20 million related to the Group’s capacity realignment programs, including restructuring costs ($7 million), property, plant and equipment impairment charges ($5 million) and start-up related costs ($8 million). These costs were incurred in Glass Packaging North America ($12 million), Glass Packaging Europe ($4 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•	$15 million related to a legal matter as described in Note 16 of the unaudited consolidated interim financial statements.
•	$42 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation.
•

$112 million debt refinancing and settlement costs related to the notes repaid in August including premium payable on the early redemption of the notes of $90 million, accelerated amortisation of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.

•	$14 million related to exceptional items from discontinued operation.

Exceptional items of $142 million have been recognized in the nine months ended September 30, 2018 primarily comprising:

•

$99 million related to the Group’s capacity realignment programs, including start-up related costs ($39 million), restructuring costs ($51 million) and property, plant and equipment impairment charges ($9 million). These costs were incurred in Glass Packaging North America ($69 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging Europe ($20 million) and Metal Beverage Packaging Americas ($5 million).

•	$11 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•

$14 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro cross currency interest rate swap (“CCIRS”) in July 2018.
•	$12 million exceptional items from discontinued operation.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Segment Information

Three months ended September 30, 2019 compared with three months ended September 30, 2018

Segment results for the three months ended September 30, 2019 and 2018 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
Metal Beverage Packaging Europe	412	415	68	75
Metal Beverage Packaging Americas	464	440	67	57
Glass Packaging Europe	414	420	108	103
Glass Packaging North America	438	433	77	67
Continuing operations	1,728	1,708	320	302
Discontinued operation	649	682	104	98
Group	2,377	2,390	424	400

Revenue – continuing operations

Metal Beverage Packaging Europe. Revenue decreased by $3 million, or 1%, to $412 million in the three months ended September 30, 2019, compared with $415 million in the three months ended September 30, 2018. Excluding unfavorable foreign currency translation effects of $18 million, revenue increased by $15 million principally reflecting volume/mix growth of 7%, partly offset by the pass through of lower input costs.

Metal Beverage Packaging Americas. Revenue increased by $24 million, or 5%, to $464 million in the three months ended September 30, 2019, compared with $440 million in the three months ended September 30, 2018. Revenue growth principally reflected favorable volume/mix effects of 11%, partly offset by the pass through of lower input costs.

Glass Packaging Europe. Revenue decreased by $6 million, or 1%, to $414 million in the three months ended September 30, 2019, compared with $420 million in the three months ended September 30, 2018. Excluding unfavorable foreign currency translation effects of $20 million, revenue increased by $14 million primarily driven by higher selling prices to recover increased input costs, partly offset by unfavourable volume/mix effects.

Glass Packaging North America. Revenue increased by $5 million, or 1%, to $438 million in the three months ended September 30, 2019, compared with $433 million in the three months ended September 30, 2018. The increase in revenue principally reflected the pass through of higher input costs, partly offset by unfavourable volume/mix effects of 1%.

Revenue – discontinued operation

Discontinued Operation. Revenue decreased by $33 million, or 5%, to $649 million in the three months ended September 30, 2019, compared with $682 million in the three months ended September 30, 2018. Excluding unfavourable foreign currency translation effects of $22 million, revenue decreased by $11 million.

Adjusted EBITDA – continuing operations

Metal Beverage Packaging Europe. Adjusted EBITDA decreased by $7 million, or 9%, to $68 million in the three months ended September 30, 2019, compared with $75 million in the three months ended September 30, 2018. The decrease in Adjusted EBITDA principally reflected lower selling prices as the result of the pass through of lower input

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

costs, unfavourable foreign currency translation effects of $3 million and higher operating costs, partly offset by favourable volume/mix effects and the impact of IFRS 16 of $3 million.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $10 million, or 18%, to $67 million in the three months ended September 30, 2019, compared with $57 million in the three month period ended September 30, 2018. The increase was mainly driven by favorable volume/mix effects and the impact of IFRS 16 of $2 million.

Glass Packaging Europe. Adjusted EBITDA increased by $5 million, or 5%, to $108 million in the three months ended September 30, 2019, compared with $103 million in the three months ended September 30, 2018. The increase in Adjusted EBITDA reflected higher selling prices to recover increased input costs and the impact of IFRS 16 of $7 million, partly offset by increased operating costs and unfavourable foreign currency translation effects of $5 million.

Glass Packaging North America. Adjusted EBITDA increased by $10 million, or 15%, to $77 million in the three months ended September 30, 2019, compared with $67 million in the three months ended September 30, 2018. The increase in Adjusted EBITDA was mainly due to increased selling prices and the impact of IFRS 16 of $9 million.

Adjusted EBITDA – discontinued operation

Discontinued Operation. Adjusted EBITDA increased by $6 million, or 6%, to $104 million in the three months ended September 30, 2019, compared with $98 million in the three months ended September 30, 2018. Excluding unfavourable foreign currency translation effects of $3 million, Adjusted EBITDA increased by $9 million, including a favourable impact of IFRS 16 of $4 million.

Nine months ended September 30, 2019 compared with nine months ended September 30, 2018

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
Metal Beverage Packaging Europe	1,215	1,237	209	217
Metal Beverage Packaging Americas	1,359	1,310	184	161
Glass Packaging Europe	1,218	1,236	292	274
Glass Packaging North America	1,287	1,304	221	208
Continuing operations	5,079	5,087	906	860
Discontinued operation	1,786	1,874	276	280
Group	6,865	6,961	1,182	1,140

Revenue – continuing operations

Metal Beverage Packaging Europe. Revenue decreased by $22 million, or 2%, to $1,215 million in the nine months ended September 30, 2019, compared with $1,237 million in the nine months ended September 30, 2018. Excluding unfavorable foreign currency translation effects of $73 million, revenue increased by $51 million principally reflecting favorable volume/mix effects of 6%, partly offset by decreased selling prices.

Metal Beverage Packaging Americas. Revenue increased by $49 million, or 4%, to $1,359 million in the nine months ended September 30, 2019, compared with $1,310 million in the nine months ended September 30, 2018. Revenue growth principally reflected favourable volume/mix effects of 8%, partly offset by higher selling prices to recover increased input costs.

Glass Packaging Europe. Revenue decreased by $18 million, or 1%, to $1,218 million in the nine months ended September 30, 2019, compared with $1,236 million in the nine months ended September 30, 2018. Excluding unfavorable

Ardagh Group S.A.

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foreign currency translation effects of $74 million, revenue increased by $56 million mainly due to the pass through of higher input costs.

Glass Packaging North America. Revenue decreased by $17 million, or 1%, to $1,287 million in the nine months ended September 30, 2019, compared with $1,304 million in the nine months ended September 30, 2018. The decrease in revenue principally reflected unfavorable volume/mix effects of 3%, partly offset by higher selling prices.

Revenue – discontinued operation

Discontinued Operation. Revenue decreased by $88 million to $1,786 million in the nine months ended September 30, 2019, compared with $1,874 million in the nine months ended September 30, 2018. Excluding unfavourable foreign currency translation effects of $87 million, revenue is in line with the prior year.

Adjusted EBITDA- continuing operations

Metal Beverage Packaging Europe. Adjusted EBITDA decreased by $8 million, or 4%, to $209 million in the nine months ended September 30, 2019, compared with $217 million in the nine months ended September 30, 2018. Excluding unfavourable foreign currency translation effects of $12 million, Adjusted EBITDA increased by $4 million, principally reflecting favourable volume/mix effects, the achievement of operating and other cost savings including a one-time pension credit of approximately $15 million and the impact of IFRS 16 of $11 million, partly offset by lower selling prices.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $23 million, or 14%, to $184 million in the nine months ended September 30, 2019, compared with $161 million in the nine months ended September 30, 2018. The increase was driven by favorable volume/mix effects, the impact of IFRS 16 of $6 million and lower freight and logistics costs, partly offset by higher operating and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by $18 million, or 7%, to $292 million in the nine months ended September 30, 2019, compared with $274 million in the nine months ended September 30, 2018. The increase in Adjusted EBITDA reflected higher selling prices to recover increased input costs, the impact of IFRS 16 of $16 million and favorable volume/mix effects, partly offset by unfavorable foreign currency translation effects of $16 million and higher operating costs.

Glass Packaging North America. Adjusted EBITDA increased by $13 million, or 6%, to $221 million in the nine months ended September 30, 2019, compared with $208 million in the nine months ended September 30, 2018. The increase in Adjusted EBITDA reflected higher selling prices and the impact of IFRS 16 of $25 million, partly offset by higher operating costs and unfavourable volume/mix effects.

Adjusted EBITDA – discontinued  operation

Discontinued Operation. Adjusted EBITDA decreased by $4 million, or 1%, to $276 million in the nine months ended September 30, 2019, compared with $280 million in the nine months ended September 30, 2018. Excluding unfavourable foreign currecy translation effects of $13 million, Adjusted EBITDA increased by $9 million primarily reflecting the impact of IFRS 16 of $14 million.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

The following table outlines our principal financing arrangements as at September 30, 2019:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	817	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	479	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	492	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,711	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	817	–
2.125% Senior Secured Notes	EUR	440	15-Aug-26	Bullet	440	479	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	230	230	588
Lease Obligations	USD/GBP/EUR	–		Amortizing	–	333	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	7	1
Total borrowings / undrawn facilities for continuing operations						8,380	589
Deferred debt issue costs and bond premium						(48)	–
Net borrowings / undrawn facilities for continuing operations						8,332	589
Cash and cash equivalents						(537)	537
Derivative financial instruments used to hedge foreign currency and interest rate risk						(21)	–
Net debt / available liquidity for continuing operations						7,774	1,126
Net debt / available liquidity for discontinued operation						92	3
Net debt / available liquidity						7,866	1,129

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

The following table outlines the minimum repayments the Group is obliged to make, attributable to the continuing operation, in the twelve months ending September 30, 2020, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	September 30, 2020
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	230
Lease Obligations	USD/GBP/EUR	–		Amortizing	60
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	6
Minimum net repayment					296

The Group believes it has adequate liquidity to satisfy its cash needs for at least the next twelve months. In the nine months ended September 30, 2019, continuing operations reported operating profit of $381 million, cash generated from operations of $717 million and generated Adjusted EBITDA of $906 million.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that its long‑term liquidity needs primarily relate to the servicing of its debt obligations. The Group expects to satisfy its future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance its debt obligations in advance of their respective maturity dates, as it has successfully done in the past.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cash flows

The following table sets forth a summary of our cash flow for the nine months ended September 30, 2019 and 2018:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2019	2018
Operating profit from continuing operations	381	300
Depreciation and amortization	485	450
Exceptional operating items	40	110
Movement in working capital (1)	(152)	(221)
Transaction-related, start-up and other exceptional costs paid	(28)	(70)
Exceptional restructuring paid	(9)	(20)
Cash generated from continuing operations	717	549
Interest paid (3)	(328)	(280)
Income tax paid (3)	(38)	(61)
Net cash from operating activities - continuing operations	351	208
Net cash from operating activities - discontinued operation	159	163
Net cash from operating activities	510	371

Capital expenditure (2)	(404)	(362)
Investing cash flows from continuing operations	(404)	(362)
Investing cash flows from discontinued operation	(96)	(70)
Net cash used in investing activities	(500)	(432)

Repayment of borrowings	(1,652)	(441)
Proceeds from borrowings	1,923	295
Dividends paid	(99)	(99)
Consideration paid on extinguishment of derivative financial instruments	9	(44)
Deferred debt issue costs paid	(12)	(5)
Lease payments	(55)	(3)
Early redemption premium paid	(90)	(7)
Financing cash flows from continuing operations	24	(304)
Financing cash flows from discontinued operation	–	(1)
Net inflow/(outflow) from financing activities	24	(305)

Net decrease/(increase) in cash and cash equivalents	34	(366)

Cash and cash equivalents at beginning of period	530	784
Exchange losses on cash and cash equivalents	(24)	(9)
Cash and cash equivalents at end of period (4)	540	409

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.
(3)

Operating cash flows for discontinued operations for the nine months ended September 30, 2019, include interest and income tax payments of $5 million and $16 million respectively (2018: $1 million and $4 million).

(4)	(ii) Included within cash and cash equivalents of $540 million is $537 million of cash relating to continuing operations and $3 million of cash within assets held for sale.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Net cash from operating activities – continuing operations

Net cash from operating activities for the nine months ended September 30, 2019, of $351 million represents an increase of $143 million, compared with $208 million net cash from operating activities in the same period in 2018. The increase was primarily due to an increase of $81 million in operating profit, a decrease in working capital outflows of $69 million, a decrease in transaction-related, start-up and other exceptional costs paid of $42 million, an increase in depreciation and amortization of $35 million and a decrease in exceptional restructuring paid of $11 million, partly offset by a decrease in exceptional operating items of $70 million. Net cash from operating activities in the continuing operations was further impacted by interest paid and tax of $328 million and $38 million respectively.

Net cash from operating activities – discontinued operation

Net cash from operating activities in the discontinued operation decreased by $4 million to $159 million in the nine months ended September 30, 2019, compared with $163 million in the same period 2018.

Net cash used in investing activities – continuing operations

Net cash used in investing activities increased by $42 million to $404 million in the nine months ended September 30, 2019, compared with $362 million in the same period in 2018 due to increased capital expenditure primarily related to the Group’s short payback projects, and the timing of investments in its initiatives across the operating segments.

Net cash used in investing activities – discontinued operation

Net cash used in investing activities increased by $26 million to $96 million compared to $70 million in the same period 2018 primarily due to increased capital expenditure on short payback projects.

Net inflow/(outflow) from financing activities – continuing operations

Net cash from financing activities represents an inflow of $24 million in the nine months ended September 30, 2019 compared with a $304 million outflow in the same period in 2018.

Proceeds from borrowings ($1,923 million) principally reflects: (a) $800 million from the issuance of 5.250% Senior Notes due 2027, (b) $500 million from the issuance of 4.125% Senior Secured Notes due 2026, and (c) the issuance of €440 million 2.125% Senior Secured Notes due 2026 and net proceeds from the Group’s Global Asset Based Loan Facility of $130 million.

Repayment of borrowings of $1,652 million relates primarily to the redemption of the Group’s $1,650 million 7.250% Senior Notes due 2024.The associated early redemption premia paid and exceptional interest paid (relating to the interest charge from the call date of the Senior Notes to the redemption date of said notes) were $90 million and $4 million respectively. Repayment of other borrowings and deferred debt issue costs paid in the nine months ended September 30, 2019 were $2 million and $12 million respectively.

Lease payments of $55 million principally reflect increased principal repayments following the adoption of IFRS 16, effective from January 1, 2019.

In the nine months ended September 30, 2019 the Group paid dividends to shareholders of $99 million.

Consideration received on the extinguishment of derivative financial instruments of $9 million reflects the net proceeds related to a number of CCIRS held by the Group. In February 2019, a CCIRS held by the Group matured in

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

accordance with its terms and on which the Group paid $14 million. In August 2019, the Group terminated a number of CCIRS. The Group received $23 million in respect of the termination of these swaps.

Net inflow/(outflow) from financing activities – discontinued operation

Net cash from financing activities increased by $1 million, to nil in the nine months ended September 30, 2019, compared to a $1 million outflow from financing activities in the nine months ended September 30, 2018.

Working capital

For the nine months ended September 30, 2019, the working capital outflow during the period decreased by $69 million to $152 million, from an outflow of $221 million for the nine months ended September 30, 2018, mainly due to favorable movements from inventory, trade and other receivables, partly offset by unfavorable cashflows generated from trade and other payables compared with the same period in 2018.

Exceptional operating costs paid

Transaction-related, start-up related and other exceptional costs paid in the nine months ended September 30, 2019 decreased by $42 million to $28 million, compared with $70 million in the nine months ended September 30, 2018. In the nine months ended September 30, 2019 amounts paid of $28 million primarily related to transaction-related and other costs of $23 million. In the nine months ended September 30, 2018 amounts paid of $70 million primarily related to capacity realignment and start up related costs paid in Glass Packaging North America, Metal Beverage Packaging Europe and Metal Beverage Packaging Americas and other transaction related costs paid.

Exceptional restructuring costs paid decreased by $11 million to $9 million in the nine months ended September 30, 2019, compared with $20 million in the nine months ended September 30, 2018 due mainly to lower restructuring costs in Glass Packaging North America.

Income tax paid

Income tax paid during the nine months ended September 30, 2019 was $38 million, which represents a decrease of $23 million, compared with the nine month period ended September 30, 2018. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure – continuing operations

	(in $ millions)
	Nine months ended September 30,
	2019	2018
Metal Beverage Packaging Europe	72	82
Metal Beverage Packaging Americas	87	54
Glass Packaging Europe	128	105
Glass Packaging North America	117	121
Capital Expenditure from continuing operations	404	362
Capital Expenditure from discontinued operation	96	70
Net capital expenditure	500	432

Capital expenditure for the nine months ended September 30, 2019 increased by $42 million to $404 million, compared with $362 million for the nine months ended September 30, 2018. The increase was primarily attributable to increased spending of $51 million on short payback projects across the Group during the period. In Metal Beverage

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Packaging Europe, capital expenditure in the nine months ended September 30, 2019 was $72 million, compared with $82 million in the same period in 2018 with the decrease mainly attributable to the timing of projects. In Metal Beverage Packaging Americas capital expenditure in the nine months ended September 30, 2019 was $87 million, compared with $54 million in the same period in 2018 with the increase primarily attributable to increased capital investment initiatives. In Glass Packaging Europe, capital expenditure was $128 million in the nine months ended September 30, 2019, compared with $105 million in the same period in 2018 with the increase mainly attributable to short payback project spending and furnace repair. In Glass Packaging North America, capital expenditure was $117 million in the nine months ended September 30, 2019, compared with $121 million in the same period in 2018, reflecting the timing of furnace rebuild activity, partly offset by investments in short payback projects.

Capital Expenditure – discontinued operation

Capital expenditure for the nine months ended September 30, 2019 increased by $26 million, to $96 million, compared to $70 million in the nine months ended September 30, 2018.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of  $480 million and $158 million were held under these programs at September 30, 2019, in continuing operations and the discontinued operation respectively (December 31, 2018: continuing operation: $375 million; discontinued operation: $150 million.)

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cautionary Statement Regarding Forward‑Looking Statements

This report includes statements that are, or may be deemed to be, forward‑looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward‑looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward‑looking statements.

Although we believe that the estimates reflected in the forward‑looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward‑looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward‑looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward‑looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.